EXHIBIT 99.6

CONSENT OF AUTHOR / EXPERT

RAUL ESPINOZA

I hereby consent to:

1.	the use of my name, Raul Espinoza, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Séguéla Gold Mine, Côte d’Ivoire” dated effective December 31, 2023 evaluating the Séguéla Mine of Fortuna Mining Corp. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022 evaluating the Yaramoko Mine of the Company, the technical report entitled “Fortuna Silver Mines Inc.: Lindero Mine and Arizaro Project, Salta Province, Argentina” dated effective December 31, 2022 evaluating the Lindero property of the Company, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective December 31, 2023 evaluating the Caylloma Mine of the Company, and the information contained in said technical reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission; and

2.	the use of my name, Raul Espinoza, and reference to my name, and the technical information relating to the updated Mineral Reserves estimates for the Company’s properties contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2024 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission.

Dated: March 27, 2025

“Raul Espinoza”

Raul Espinoza, FAusIMM (CP)